February 22, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2015

Dear Edward,

Please be advised that Harbor Light Securities, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2015 through December 31, 2015. Harbor Light Securities, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis. Harbor Light Securities, LLC's past business has been of similar nature and has complied to this exemption since its inception, October 23 2003.

James Lockhart, the president of Harbor Light Securities, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

James Lockhart has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Harbor Light Securities, LLC's compliance with the this exemption.

If you would like additional information or have any questions, feel free to call me directly at (813)345-2800.



Very truly yours,

Harbor Light Securities, LLC
James Lockhart
President